Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2023

The board (the “Board”) of directors (the “Directors”) of Zhihu Inc. (the “Company”) is pleased to announce the unaudited condensed interim consolidated results (the “Unaudited Interim Results”) of the Company, its subsidiaries and consolidated affiliated entities (the “Group” or “Zhihu”) for the six months ended June 30, 2023 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2022. These interim results have been prepared in accordance with accounting principles generally accepted in the United States of America (the “U.S. GAAP”). The unaudited condensed interim consolidated financial information for the Reporting Period was reviewed by PricewaterhouseCoopers, the independent auditor of the Company, in accordance with International Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity ”.

In this announcement, “we”, “us” or “our” refers to the Company and where the context otherwise requires, the Group (as defined under the “General Information” section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Six Months
	Ended June 30,
	2023	2022	Change (%)
	(Unaudited)	(Unaudited)
	(RMB in thousands, except percentages)
Total revenues	2,038,429	1,579,243	29.1%
Gross profit	1,074,297	735,145	46.1%
Loss from operations	(543,964)	(1,108,844)	(50.9)%
Net loss	(458,038)	(1,101,304)	(58.4)%

Non-GAAP financial measures:
Adjusted loss from operations	(426,744)	(817,540)	(47.8)%
Adjusted net loss	(342,487)	(811,200)	(57.8)%

	For the Six Months
	Ended June 30,
	2023	2022	Change (%)
		(in millions)
Average monthly active users (MAUs)(1)	105.9	103.7	2.1%
Average monthly subscribing members(2)	14.4	7.7	88.1%

Notes:

(1)	MAUs refers to the sum of the number of mobile devices that launch our mobile apps at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

(2)	Monthly subscribing members refers to the number of our Yan Selection (鹽選) members in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net loss, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, and tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measure presented by other companies. The use of the non-GAAP measures have limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP.

The following tables set forth the unaudited reconciliation of GAAP and non-GAAP results for the periods indicated.

	For the Six Months
	Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Loss from operations	(543,964)	(1,108,844)
Add:
Shared-based compensation expenses	108,365	286,504
Amortization of intangible assets resulting from business acquisition	8,855	4,800
Adjusted loss from operations	(426,744)	(817,540)

Net loss	(458,038)	(1,101,304)
Add:
Shared-based compensation expenses	108,365	286,504
Amortization of intangible assets resulting
from business acquisition	8,855	4,800
Tax effects on non-GAAP adjustments	(1,669)	(1,200)

Adjusted net loss	(342,487)	(811,200)

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In the first half of 2023, we are delighted to have achieved inspiring operational and financial results with solid revenue growth, improved gross margin, and narrowed net losses. Our community ecosystem continues to serve as the bedrock of our business and key to our long-term success along our journey in the pursuit of monetization efficiency. Guided by our “Community Ecosystem Comes First” strategy, we continued to foster our community culture by encouraging the creation of fulfilling content, refining the experience of our users and content creators, and upgrading our technology infrastructure. All these efforts contributed to boosting the vitality and prosperity of our community ecosystem, driving our average MAUs to 109.4 million in the second quarter of 2023, up from 105.9 million in the second quarter of 2022.

Around the flourishing community culture of Zhihu, our multi-channel, content-centric business model delivered solid financial performance, highlighted by a 29.1% year-over-year growth in total revenues to RMB2,038.4 million and a significantly narrowed net loss by 58.4% year-over-year in the first half of 2023. In particular, our paid membership growth momentum remained strong with an increase in revenue by 83.4% year-over-year to RMB903.9 million in the first half of 2023. Vocational training further increased its contribution to our total revenues, from RMB85.7 million in the first half of 2022 to RMB251.5 million in the first half of 2023. Meanwhile, we have been focusing on improving our operating efficiency, expanding gross margin, and narrowing net losses. Though we prioritized our newly initiated investments in the research and development of the latest technologies, particularly the generative AI technology, our net loss was significantly narrowed from RMB1.1 billion in the first half of 2022 to RMB458.0 million in the same period of 2023.

Our Progress in AI

During the first half of 2023, we continued to advance our technological development through both internal initiatives and collaboration with other external groups, highlighted by the explorations on generative AI, as we firmly believe the recent development in AI technology unleashed significant opportunities to Zhihu to better serve users and beyond. In April 2023, we have launched our first Large Language Model (“LLM”), Zhihaitu AI (知海圖 AI) with tens of billions of parameters. Currently, we are accelerating our progress in integrating AI technology across various application scenarios throughout our ecosystem. Our goal is to enhance the efficacy of content recommendations, improve the efficiency of the search function, and empower content creation to enrich our content pool. AI will allow our users to find their desired contents more efficiently, accelerate their readings in a more enjoyable way, assist content creators to generate more high-quality contents and stimulate more engagements on their creations.

Leveraging the abundant data and contents accumulated in our community, we are exploring more potential application scenarios in our community to better support our content creators, refine our content quality, and boost our monetization efficiency. With our preliminary yet promising progress in AI, we remain optimistic about unlocking the potential of generative AI technology to better serve our community ecosystem.

Zhihu Content

In the first half of 2023, we continued to broaden our content coverage and optimize our content composition and formats to better satisfy users’ evolving needs. To that end, while deepening penetration in our cornerstone verticals, such as inspiring content creators to engage in more in-depth contents generated by professional users and other forms of content creation, we expanded our content library to cover more lifestyle and consumption scenarios. In addition, we have significantly upgraded the functional tools for content creators to produce short-form content to capture the evolving users’ demand for reading in fragmented time. Meanwhile, we also leverage a technology-driven approach to optimize the operation of our fulfilling content and follow up to reassess such content. As of June 30, 2023, we had 711.3 million cumulative pieces of content covering over 1,000 verticals.

Our ongoing efforts to expand our premium content offerings unlock the commercialization potential and to benefit wider audience. In May 2023, we officially launched Yanyan Story (鹽 言故事) , an app dedicated to boutique short-form stories for subscribing members who prefer a dedicated and immersive reading experience. We are also diligently expanding other premium content offerings to satisfy the demand of our growing subscribing members, which effectively contributed to the rapid growth in paid membership revenue.

Zhihu Users

Our content continued to enable us to expand our diverse user base in a high-quality manner, driving the average MAUs in the second quarter of 2023 to 109.4 million. We integrate our “Community Ecosystem Comes First” strategy with all aspects of our operations, including our brand promotion and user growth efforts. Our high-quality content and strong brand have enabled us to effectively expand our user base, while maintaining high user engagement and loyalty.

We have a young and diverse user base. As of June 30, 2023, approximately 76% of our active users were under 30, and female users accounted for 58.4% of our total number of active users in June 2023. In our decade-long journey as an online content community, we are pleased to have served a group we label as new-generation professionals: young professionals having professional expertise in specific fields. Many of them have joined Zhihu community during their education journeys and become our long-term users and, simultaneously, high-quality content creators. Our commitment remains strong in serving their demands for content, inspiring their professional content creation and catering to their consumption needs.

Content Creators

Our community culture has inspired our users to contribute and become content creators. We have strived to discover, develop, and empower them to generate content and encourage content diversity, enabling content creators to realize their potential.

We continued to support the different needs of content creators at different stages. In addition, we provide ongoing support and guidance to content creators to increase the frequency of content creation, including rewarding them financially from their creative works through various channels. For example, our upgraded Haiyan Plan 5.0 (海鹽計劃 5.0) will center around the new-generation professionals, motivating them with highly efficient tools to realize their monetization potentials. In April 2023, we upgraded our professional creator identification recognition function to indicate verified professional identity of our content creators. We are glad to find out that the introduction of the function has brought a large amount of additional contents generated by professional users that are trustworthy and reliable and effectively enhanced their community engagement. As of June 30, 2023, Zhihu had 66.6 million cumulative content creators, increasing by 12.8% year-over-year from 59.1 million.

Monetization

Our total revenues were RMB2.0 billion in the first half of 2023, representing a growth of 29.1% from RMB1.6 billion for the same period of 2022. The growth underscores our effective development of monetization channels aligned with our “Community Ecosystem Comes First” strategy and the community culture that we hold dear. Our content-centric monetization channels currently include marketing services, paid membership, vocational training, and other services such as sales of our private label products and book series. Among these channels, paid membership and vocational training have brought resilient and diverse growth engines, and the growth in our professionally generated content under our motivation have been fueling the growth of such businesses.

At the beginning of 2023, we optimized our organizational structure by synchronizing our advertising and content-commerce solutions services as an integrated “marketing services” business, offering our merchants and brands more effective and comprehensive marketing solutions. We are continuing to enhance the effectiveness of our marketing services based on more accurate distribution to users powered by technology with more diverse advertising products. For our paid membership, we are pleased to record an 83.4% increase in revenues and an 88.1% increase in the number of subscribing members in first half of 2023 compared to the same period of 2022, attributable to the expansion of our premium content library and its popularity among the Zhihu users. Our incentive programs for content creators also contribute to the attractiveness of our premium content, in turn fostering the revenue growth of this business line. Our vocational training services, which generated RMB251.5 million revenue in the first half of 2023 representing a 193.6% year-over-year increase, presented a comprehensive product mix covering a wide range of vocational training demands. This business serves as another robust growth engine, particularly resonating with new-generation professionals who typically desire for self-development and excellence. We are also dedicated to spanning digitalization to all our services to revitalize our operating efficiency. For a detailed discussion of our results, see “Management Discussion and Analysis.”

Important Events After the Reporting Period

Save as disclosed herein, there was no significant event that might affect the Company after the Reporting Period and up to the date of this announcement.

Business Outlook

Looking ahead to the second half of 2023, we will strategically dedicate our resources on development and monetization of generative AI technology. With a focus on professional users and content creators, we will motivate their engagements in our community to enhance our community culture and high-quality content creation. We are still facing challenges from the uncertainty of the macroeconomy and the increasing competition in China’s internet industry. By diversifying our monetization model into paid membership and vocational training business, our revenue growth will be more resilient and sustainable. We will further expand discussions and search scenarios in the Zhihu community as we respond to the evolving needs, thereby better serving both users and clients. The empowerment of generative AI technology is expected to support the well-rounded growth of our business and enhance the efficiency of our various business lines. We are also focusing on refining our operating efficiency to expand our margins while achieving the healthy and sustainable business growth.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months
	Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Revenues:
Marketing services	804,877	922,155
Paid membership	903,867	492,838
Vocational training	251,518	85,671
Others	78,167	78,579
Total revenues	2,038,429	1,579,243
Cost of revenues	(964,132)	(844,098)
Gross profit	1,074,297	735,145
Selling and marketing expenses	(986,158)	(1,038,960)
Research and development expenses	(419,205)	(390,107)
General and administrative expenses	(212,898)	(414,922)
Total operating expenses	(1,618,261)	(1,843,989)
Loss from operations	(543,964)	(1,108,844)
Other income/(expenses):
Investment income	17,799	41,320
Interest income	79,480	19,835
Fair value change of financial instruments	(12,598)	(92,744)
Exchange gains	1,427	44,971
Others, net	6,977	2,931
Loss before income tax expense	(450,879)	(1,092,531)
Income tax expense	(7,159)	(8,773)
Net loss	(458,038)	(1,101,304)
Net income attributable to noncontrolling interests	(3,158)	–
Net loss attributable to Zhihu Inc.’s shareholders	(461,196)	(1,101,304)

	For the Six Months
	Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Other comprehensive income:
Foreign currency translation adjustments	94,436	160,977
Total other comprehensive income	94,436	160,977
Total comprehensive loss	(363,602)	(940,327)
Net income attributable to noncontrolling interests	(3,158)	–
Comprehensive loss attributable to Zhihu Inc.’s shareholders	(366,760)	(940,327)

Revenues

Our total revenues were RMB2.0 billion for the six months ended June 30, 2023, representing a growth of 29.1% from RMB1.6 billion for the same period of 2022. The increase was primarily driven by the expansion of our user base, as well as our diversified revenue sources under our content ecosystem. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues for the six months ended June 30, 2023 and 2022, respectively.

	For the Six Months Ended June 30,
	2023		2022
	RMB	%	RMB	%
	(Unaudited)		(Unaudited)
	(in thousands, except percentages)
Revenues
Marketing services(1)	804,877	39.5	922,155	58.4
Paid membership	903,867	44.3	492,838	31.2
Vocational training	251,518	12.3	85,671	5.4
Others	78,167	3.9	78,579	5.0
Total	2,038,429	100.0	1,579,243	100.0

Note:

(1)	Starting with the first quarter of 2023, we report revenues generated from advertising and content-commerce solutions collectively as “marketing services revenue” to better present our business and results of operation in line with our overall strategies. Revenues for the applicable comparison periods of 2022 have been retrospectively re-classified.

Marketing services revenue was RMB804.9 million for the six months ended June 30, 2023, compared with RMB922.2 million for the same period of 2022. The decrease was primarily due to the soft macro environment and our ongoing refinement of service offerings to strategically focus on margin improvement.

Paid membership revenue was RMB903.9 million for the six months ended June 30, 2023, representing a 83.4% increase from RMB492.8 million for the same period of 2022. The significant increase was primarily attributable to the continued growth of subscribing members, driven by our content enhancements and improved user experience.

Vocational training revenue was RMB251.5 million for the six months ended June 30, 2023, representing a 193.6% increase from RMB85.7 million for the same period of 2022. The significant increase was primarily attributable to our further enriched online course offerings and the revenue contributions from the acquired businesses in the period.

Other revenues were RMB78.2 million for the six months ended June 30, 2023, compared with RMB78.6 million for the same period of 2022.

Cost of Revenues

Cost of revenues increased by 14.2% to RMB964.1 million for the six months ended June 30, 2023 from RMB844.1 million for the same period of 2022. The increase was primarily due to an increase in content and operating costs as we continued to enhance our content attractiveness, as well as an increase in payment processing costs driven by our revenue growth, and was partially offset by the decrease in cloud services and bandwidth costs.

The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of our total revenues for the six months ended June 30, 2023 and 2022, respectively.

	For the Six Months Ended June 30,
	2023		2022
	RMB	%	RMB	%
	(Unaudited)		(Unaudited)
	(in thousands, except percentages)
Cost of revenues
Content and operational costs	532,951	26.1	408,593	25.9
Cloud service and bandwidth costs	133,950	6.6	203,447	12.9
Staff costs	123,978	6.1	110,042	7.0
Payment processing costs	104,293	5.1	54,447	3.4
Others	68,960	3.4	67,569	4.2
Total	964,132	47.3	844,098	53.4

Gross Profit and Margin

Gross profit increased by 46.1% to RMB1.1 billion for the six months ended June 30, 2023 from RMB735.1 million for the same period of 2022. Gross margin expanded to 52.7% for the six months ended June 30, 2023 from 46.6% for the same period of 2022, primarily attributable to our enhanced monetization efforts and the improvement of cloud services and bandwidth utilization efficiency.

Operating Expenses

Total operating expenses were RMB1.6 billion for the six months ended June 30, 2023, representing a 12.2% decrease from RMB1.8 billion for the same period of 2022.

Selling and marketing expenses decreased by 5.1% to RMB986.2 million for the six months ended June 30, 2023 from RMB1.0 billion for the same period of 2022. The decrease was primarily attributable to more disciplined promotional spending and decrease in salaries and welfare expenses in the first half of 2023.

Research and development expenses increased by 7.5% to RMB419.2 million for the six months ended June 30, 2023 from RMB390.1 million for the same period of 2022. The increase was primarily attributable to our increased spending on technology innovation.

General and administrative expenses decreased by 48.7% to RMB212.9 million for the six months ended June 30, 2023 from RMB414.9 million for the same period of 2022. The decrease was primarily due to lower share-based compensation expenses recognized and the decrease in professional service fees.

Loss from Operations

Loss from operations decreased by 50.9% to RMB544.0 million for the six months ended June 30, 2023 from RMB1.1 billion for the same period of 2022.

Adjusted Loss from Operations (Non-GAAP)

Adjusted loss from operations (non-GAAP) decreased by 47.8% to RMB426.7 million for the six months ended June 30, 2023 from RMB817.5 million for the same period of 2022.

Net Loss

Net loss decreased by 58.4% to RMB458.0 million for the six months ended June 30, 2023 from RMB1.1 billion for the same period of 2022.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss (non-GAAP) decreased by 57.8% to RMB342.5 million for the six months ended June 30, 2023 from RMB811.2 million for the same period of 2022.

Liquidity and Capital Resources

During the six months ended June 30, 2023, we have financed our operations primarily through our existing cash and capital resources. We had cash and cash equivalents, term deposits, and short-term investments of RMB6.3 billion and RMB6.2 billion as of December 31, 2022 and June 30, 2023, respectively. The net cash used in operating activities was narrowed to RMB58.3 million during the Reporting Period.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months
	Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Net cash used in operating activities	(58,341)	(515,109)
Net cash (used in)/provided by investing activities	(390,396)	805,756
Net cash (used in)/provided by financing activities	(102,868)	6,989
Effects of exchange rate changes on cash, cash equivalents and restricted cash	59,377	76,199
Net (decrease)/increase in cash, cash equivalents and restricted cash	(492,228)	373,835
Cash and cash equivalents at the beginning of the period	4,525,852	2,157,161
Cash, cash equivalents and restricted cash at the end of the period	4,033,624	2,530,996

Significant Investments

We did not make or hold any significant investments during the six months ended June 30, 2023.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures during the six months ended June 30, 2023.

Pledge of Assets

As of June 30, 2023, no property, plant and equipment of ours was pledged.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as of June 30, 2023.

Gearing Ratio

As of June 30, 2023, our gearing ratio, calculated as total interest-bearing borrowings divided by total equity, was zero.

Foreign Exchange Risk

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. In addition, the value of your investment in our Shares and American depositary shares (the “ADSs”) will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A ordinary shares (“Class A Ordinary Shares”) or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

Contingent Liabilities

As of June 30, 2023, we did not have any material contingent liabilities.

Employees and Remuneration

As of June 30, 2023, we had 2,980 full-time employees. The following table sets forth the total number of our employees by function as of June 30, 2023:

	Number of
Function	Employees	Percentage
Content and Content-Related Operations	976	32.8%
Research and Development	1,079	36.2%
Sales and Marketing	684	22.9%
General Administration	241	8.1%

Total	2,980	100.0%

We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance coverage for our employees. Bonuses are generally discretionary and based in part on the overall performance of our business and in part on employee performance. We have adopted share incentive plans to grant share-based incentive awards to our eligible employees to incentivize their contributions to our growth and development.

OTHER INFORMATION

Compliance with the Corporate Governance Code

During the Reporting Period, the Company has continued to regularly review and monitor its corporate governance practices to ensure compliance with the latest version of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”) and the Company has complied with all the code provisions of the Corporate Governance Code, save for the following:

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yuan Zhou currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and the independent non-executive Directors. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Other than the above, during the Reporting Period, the Company has complied with all applicable principles and code provisions of the Corporate Governance Code.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Code for Dealings in Securities by Management (the “Company’s Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Company’s Code.

Specific enquiry has been made to all the Directors and the relevant employees and they have confirmed that they have complied with the Company’s Code during the Reporting Period and up to the date of this announcement.

Audit Committee

The Company has established the audit committee of the Board (the “Audit Committee”) in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code. The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises of three independent non-executive Directors, namely Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen. Mr. Hanhui Sam Sun, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the Unaudited Interim Results of the Group for the Reporting Period and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

Purchase, Sale or Redemption of the Company’s Listed Securities

During the Reporting Period, the Company repurchased approximately 12,984,979 of ADSs representing a total of 6,492,489 Class A Ordinary Shares (the “Repurchased Shares”) of the Company on the New York Stock Exchange at an aggregate consideration of US$14,121,534. Particulars of the Repurchased Shares are as follows:

Month of	No. and Method of	Price paid per share				Aggregate
Repurchase	Repurchased Shares	Highest		Lowest		Consideration
March 2023	420,719 on the New York Stock Exchange	US$	2.54	US$	2.46	US$	1,057,356
April 2023	1,399,731 on the New York Stock Exchange	US$	2.40	US$	2.08	US$	3,196,731
May 2023	1,688,242 on the New York Stock Exchange	US$	2.28	US$	1.92	US$	3,482,970
June 2023	2,983,797 on the New York Stock Exchange	US$	2.24	US$	1.98	US$	6,384,477

During the Reporting Period, the number of Class A Ordinary Shares in issue was reduced by 4,225,791 shares as a result of the cancellation of the Repurchased Shares on January 20, 2023 and June 9, 2023. Upon cancellation of the Repurchased Shares, Mr. Yuan Zhou, the weighted voting rights (“WVR”) beneficiary (“WVR Beneficiary”) of the Company simultaneously reduced his Shares carrying WVR in the Company proportionately by way of converting his 249,187 Class B ordinary shares (“Class B Ordinary Shares”) into Class A Ordinary Shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules on January 20, 2023 and June 9, 2023, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the Stock Exchange during the Reporting Period.

Material Litigation

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the Reporting Period and up to the date of this announcement.

Interim Dividend

The Board did not recommend the distribution of an interim dividend for the Reporting Period.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		For the Six Months
	Note	Ended June 30,
		2023	2022
		RMB	RMB
Revenues	6	2,038,429	1,579,243
Cost of revenues		(964,132)	(844,098)

Gross profit		1,074,297	735,145
Operating expenses:
Selling and marketing expenses		(986,158)	(1,038,960)
Research and development expenses		(419,205)	(390,107)
General and administrative expenses		(212,898)	(414,922)

Total operating expenses		(1,618,261)	(1,843,989)

Loss from operations		(543,964)	(1,108,844)
Other income/(expenses):
Investment income		17,799	41,320
Interest income		79,480	19,835
Fair value change of financial instruments		(12,598)	(92,744)
Exchange gains		1,427	44,971
Others, net		6,977	2,931

Loss before income tax		(450,879)	(1,092,531)
Income tax expense	7	(7,159)	(8,773)

Net loss		(458,038)	(1,101,304)
Net income attributable to noncontrolling interests		(3,158)	–

Net loss attributable to Zhihu Inc.’s shareholders		(461,196)	(1,101,304)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Six Months
	Note	Ended June 30,
		2023	2022
		RMB	RMB
Net loss		(458,038)	(1,101,304)
Other comprehensive income:
Foreign currency translation adjustments		94,436	160,977

Total other comprehensive income		94,436	160,977

Total comprehensive loss		(363,602)	(940,327)
Net income attributable to noncontrolling interests		(3,158)	–
Comprehensive loss attributable to Zhihu Inc.’s shareholders		(366,760)	(940,327)

Net loss per share, basic and diluted	5	(1.52)	(3.62)
Weighted average number of ordinary shares, basic and diluted	5	304,052,681	303,843,801

Share-based compensation expenses included in:
Cost of revenues		6,546	8,609
Selling and marketing expenses		15,142	12,668
Research and development expenses		36,146	30,064
General and administrative expenses		50,531	235,163

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of	As of
		June 30,	December 31,
	Note	2023	2022
		RMB	RMB
Current assets:
Cash and cash equivalents		4,033,624	4,525,852
Term deposits		1,068,551	948,390
Short-term investments		1,056,376	787,259
Trade receivables	3	751,276	834,251
Amounts due from related parties		9,833	24,798
Prepayments and other current assets		239,671	199,249
Total current assets		7,159,331	7,319,799

Non-current assets:
Property and equipment, net		9,410	7,290
Intangible assets, net		131,688	80,237
Goodwill		191,077	126,344
Long-term investments		30,000	–
Right-of-use assets		82,138	100,119
Other non-current assets		29,946	22,450

Total non-current assets		474,259	336,440
Total assets		7,633,590	7,656,239

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	4	1,136,723	916,112
Salary and welfare payables		239,535	283,546
Taxes payable		29,028	25,975
Contract liabilities		378,279	355,626
Amounts due to related parties		16,580	24,861
Short-term lease liabilities		61,024	53,190
Other current liabilities		229,399	165,531

Total current liabilities		2,090,568	1,824,841

Non-current liabilities
Long-term lease liabilities		19,759	43,367
Deferred tax liabilities		24,711	11,630
Other non-current liabilities		153,084	82,133

Total non-current liabilities		197,554	137,130

Total liabilities		2,288,122	1,961,971

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of	As of
		June 30,	December 31,
	Note	2023	2022
		RMB	RMB
Shareholders’ equity:
Class A Ordinary shares (US$0.000125 par value, 1,550,000,000 and 1,550,000,000 shares authorized as of December 31, 2022 and June 30, 2023, respectively; 297,419,878 and 295,222,700 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)		233	234
Class B Ordinary shares (US$0.000125 par value, 50,000,000 and 50,000,000 shares authorized as of December 31, 2022 and June 30, 2023, respectively; 18,940,652 and 18,691,465 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)		15	15
Treasury stock		(69,796)	(33,814)
Additional paid-in capital		13,635,469	13,615,042
Accumulated other comprehensive income/(loss)		28,628	(65,808)
Accumulated deficit		(8,323,169)	(7,861,973)

Total Zhihu Inc.’s shareholders’ equity		5,271,380	5,653,696
Noncontrolling interests		74,088	40,572

Total shareholders’ equity		5,345,468	5,694,268

Total liabilities and shareholders’ equity		7,633,590	7,656,239

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1.	GENERAL INFORMATION

Zhihu Inc. (the “Company” or “Zhihu”), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to as the “Group”) is primarily engaged in the operation of one online content community and monetizes through paid membership services, marketing services and vocational training in the People’s Republic of China (the “PRC” or “China”). In March 2021, the Company completed its initial public offering (the “IPO”) on the New York Stock Exchange in the United States of America. In April 2022, the Company successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed interim consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed interim consolidated financial information has been prepared on the same basis as the audited consolidated financial statements as of December 31, 2022 and for the year ended December 31, 2022. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The unaudited condensed interim consolidated financial information and related disclosures have been prepared with the presumption that users of the unaudited condensed interim consolidated financial information should be read in conjunction with the audited consolidated financial statements as of December 31, 2022 and for the year ended December 31, 2022. The condensed interim consolidated balance sheet at December 31, 2022 has been derived from the audited financial statements at that date for interim reporting purpose and hence it does not include all the information and footnotes required by U.S. GAAP.

(b)	Principles of consolidation

The unaudited condensed interim consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company are the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Consolidated VIEs are entities in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entities’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the Group’s unaudited condensed interim consolidated financial information in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited condensed interim consolidated financial information and accompanying notes. Significant accounting estimates include but are not limited to assessment for the allowance for credit losses on trade receivables and purchase price allocation in relation to acquisitions.

(d)	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which are incorporated in the Cayman Islands, the British Virgin Islands and Hong Kong is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.

In the unaudited condensed interim consolidated financial information, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the periodic average exchange rate. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income/(loss) in the unaudited condensed interim consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in others, net in the unaudited condensed interim consolidated statements of operations and comprehensive loss.

(e)	Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”). Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance.

The Group’s CODM reviews consolidated results including revenue and operating income at a consolidated level. This resulted in only one operating and reportable segment in the Group.

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

3.	TRADE RECEIVABLES
Trade receivables consisted of (in thousands):

	As of	As of
	June 30,	December 31,
	2023	2022
	RMB	RMB
Trade receivables, gross	861,397	927,132
Provision of allowance for expected credit losses	(110,121)	(92,881)

Trade receivables, net	751,276	834,251

An aging analysis based on the relevant recognition dates is as follows (in thousands):

	As of	As of
	June 30,	December 31,
	2023	2022
	RMB	RMB
0-3 months	479,614	451,360
3-6 months	82,524	143,434
6-12 months	155,677	153,255
Over 1 year	143,582	179,083

Trade receivables, gross	861,397	927,132

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

An aging analysis of accounts payable and accrued liabilities is as follows (in thousands):

	As of	As of
	June 30,	December 31,
	2023	2022
	RMB	RMB
0-3 months	902,231	840,404
3-6 months	144,122	48,298
6-12 months	78,375	26,119
Over 1 year	11,995	1,291

Total	1,136,723	916,112

Accrued liabilities primarily reflect receipts of goods and services that have not yet been invoiced to the Group. When the Group is invoiced for these goods and services, this balance will be reclassed to accounts payable. Aging analysis of accounts payable has been presented based on billing date and the amounts of accrued liabilities were categorized as 0-3 months.

5.	NET LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC260 for the six months ended June 30, 2022 and 2023. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted loss per share.

	For the Six Months Ended June 30,
	2023	2022
Numerator (RMB in thousands):
Net loss	(458,038)	(1,101,304)
Net income attributable to noncontrolling interests	(3,158)	–
Net loss attributable to ordinary shareholders	(461,196)	(1,101,304)
Denominator:
Weighted average number of ordinary shares outstanding, basic	304,052,681	303,843,801
Weighted average number of ordinary shares outstanding, diluted	304,052,681	303,843,801
Net loss per share, basic (RMB)	(1.52)	(3.62)
Net loss per share, diluted (RMB)	(1.52)	(3.62)

Basic and diluted loss per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the Six Months Ended June 30,
	2023	2022
Share options	4,041,669	7,309,039

6.	REVENUE

Key revenues streams are as below (in thousands):

	For the Six Months Ended June 30,
	2023	2022
	RMB	RMB
Marketing services	804,877	922,155
Paid membership service	903,867	492,838
Vocational training	251,518	85,671
Others	78,167	78,579

Total revenue	2,038,429	1,579,243

7.	TAXATION

(a)	Value-added tax (“VAT”)

The Group’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 9% or 13% for goods sold.

(b)	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax(“EIT”) Law, under which Foreign Invested Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to otherwise classified as “Software Enterprises”, “Key Software Enterprises” and/or “High and New Technology Enterprises” (“HNTEs”). The Enterprise Income Tax Law became effective on January 1, 2008. The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. One subsidiary and two subsidiaries of the Company were accredited as HNTEs and are entitled to a preferential income tax rate at 15% for the six months ended June 30, 2022 and 2023, respectively. All other major PRC incorporated entities of the Group were subject to a 25% income tax rate for the six months ended June 30, 2022 and 2023.

The components of income tax expenses for the six months ended June 30, 2022 and 2023 are as follows (in thousands):

	For the Six Months Ended June 30,
	2023	2022
	RMB	RMB
Current income tax expenses	8,828	9,973
Deferred income tax benefit	(1,669)	(1,200)

Total	7,159	8,773

8.	DIVIDEND

No dividends were declared or paid for the six months ended June 30, 2022 and 2023.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/). The interim report for the Reporting Period will be dispatched to the Company’s shareholders and made available for review on the same websites in due course.

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, August 23, 2023

As of the date of this announcement, the Board of the Company comprises Mr. Yuan Zhou, Mr. Dahai Li and Mr. Henry Dachuan Sha as executive Directors, Mr. Zhaohui Li and Mr. Bing Yu as non-executive Directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen as independent non-executive Directors.